Virtus ETF Trust II 485BPOS

Exhibit 99.(p)(4)

Duff & Phelps Investment Management Co.

Supplemental Policy to Virtus Code of Ethics

Introduction

In accordance with Rule 204A-1 under the Investment Advisers Act of 1940, as amended, registered advisers are required to adopt codes of ethics. The codes of ethics must set forth standards of conduct expected of advisory personnel and address conflicts that arise from personal trading by advisory personnel. Among other things, the rule requires advisers' supervised persons to report their personal securities transactions, including transactions in any mutual fund managed by the adviser. Additionally, Rule 17j-1 under the Investment Company Act of 1940, requires that all investment companies and their investment advisers and certain principal underwriters adopt ethics and procedures designed to detect and prevent inappropriate personal investing.

Duff & Phelps Investment Management Co. (“Duff & Phelps” or the “Adviser”) has adopted the Virtus Code of Ethics, Amended and Restated March 1, 2025 (the “Code”)1, to comply with applicable requirements. In accordance with the Code, a Virtus affiliate, which includes Duff & Phelps, may, from time to time, adopt a supplemental policy (also known as an “Appendix” to the Code) that describes any unique provisions or modifications set forth by the Code. As stated in the Code, such modifications appended will not be considered an amendment to any other Virtus Affiliated Firm’s Code, other than the one to which the Appendix specifically applies.

Policies and Procedures Specific to Duff & Phelps

Duff & Phelps’ employees are required to comply with the letter and the spirit of the Code at all times. To further support this requirement, the Adviser has implemented additional requirements specific to all employees of Duff & Phelps.

Section 2. Persons Subject to the Code is supplemented with the additional requirement such that all Supervised Persons2 of Duff & Phelps are further designated as either Access Persons or Advisory Persons, unless otherwise granted an exception by the Adviser’s Chief Compliance Officer.

Access Persons. Given the nature and size of the Adviser’s operations and place of business, all Supervised Persons are considered to be in a position whereby they have access to timely, nonpublic information regarding the Adviser’s investment management activities, client portfolio holdings and or client trading activity, and therefore, are at a minimum, designated as Access Persons as defined in the Code.

Advisory Persons. Furthermore, Supervised Persons, who, in connection with their job functions or duties, make, recommend or implement investment decisions on behalf of client accounts managed by Duff & Phelps further are designated as Advisory Persons in accordance with the Code.

Section 4.1 Preclearance Requirements for non-Virtus Securities for Access and Advisory Persons is supplemented with an additional requirement whereby Access and Advisory Persons shall adhere to stricter criteria, as described herein, when seeking to transact in securities included within Duff & Phelps’ investable universe (“DP Universe”)3. These securities are determined by the Adviser’s Chief Investment Officer and relevant Investment Group Heads (collectively, “Investment Heads”) identified in Exhibit A, and included on a written list (“DP Universe Restricted List”).

Duff & Phelps’ Compliance Department (“Compliance Department”) maintains the DP Universe Restricted List, which shall be updated periodically, typically on a quarterly basis. The DP Universe Restricted List can be obtained by Access and Advisory Persons by accessing Duff & Phelps’ internal intranet site or by requesting a copy from the Compliance Department. The Compliance Department further ensures the DP Universe Restricted List is coded into the StarCompliance system.

1	The Adviser also is presumed to adopt subsequent and future amended versions of the Code.
2	Reference: Rule 204A-1(a)(3) Section 202(a)(25) of the Advisers Act [15 U.S.C. 80b-2(a)(25)], which defines "supervised person" as an adviser's partners, officers, directors (or other persons occupying a similar status or performing similar functions) and employees, as well as any other persons who provide advice on behalf of the adviser and are subject to the adviser's supervision and control; Footnotes 23, 25 and 28 of Adopting Release of Final Rule 204A-1 (17 CFR Parts 270, 275 and 279) [Release Nos. IA-2256, IC-26492]; File No. S7-04-04.
3	Any security with the same issuer as a security identified on the DP Universe Restricted List will be considered to be included on the DP Universe Restricted List for purposes of this policy supplement.

Access and Advisory Persons are prohibited from purchasing securities included on the DP Universe Restricted List4. Access and Advisory Persons seeking to sell securities included on the DP Universe Restricted List must submit a preclearance request via the StarCompliance system. Upon notification by the StarCompliance system, the Compliance Department will query the Investment Heads and their backups, as applicable, who will inform the Compliance Department of their approval or denial of the proposed trade request. This approval or denial generally will be based on whether a strategy overseen by the Investment Head has traded or is contemplating trading the security in the next seven (7) calendar days. The Compliance Department shall enter the approval or denial in the StarCompliance system, which returns the decision to the requesting Access or Advisory Person.

Section 5. Blackout Rule for Advisory Persons is supplemented to clarify that trades in client accounts due to cash flows that are transacted on an across-the-board basis (i.e., allocated across portfolio securities based on their current portfolio weights) generally shall be excluded from the prohibition.

Adoption and Amendment History

This Supplemental Policy is adopted and effective as of July 1, 2025.

4	Access or Advisory Persons are permitted to continue to hold in their personal brokerage accounts securities included on the DP Universe Restricted List that were acquired prior to the adoption date of this policy supplement.

EXHIBIT A: INVESTMENT HEADS

As of July 1, 2025

Name	Title	Investment Strategy Group	Back-Up
David Grumhaus	President, Chief Investment Officer	Energy Infrastructure Water	Steven Wittwer
Geoffrey Dybas	Executive Managing Director, Head of Global Real Estate	Real Estate	Frank Haggarty
Steven Wittwer	Executive Managing Director, Head of Global Infrastructure	Infrastructure	David Grumhaus